Exhibit 99.2

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

As of March 31, 2008
(Unaudited)

ELRON ELECTRONIC INDUSTRIES LTD.
AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

AS OF MARCH 31, 2008

UNAUDITED

INDEX

Page

Consolidated Balance Sheets	1-2

Consolidated Statements of Operations	3

Statements of Changes in Shareholders’ Equity	4

Consolidated Statements of Cash Flows	5-6

Notes to the Consolidated Financial Statements	7-16

Annex to the Consolidated Financial Statements	17

- - - - - - - - - - - - - - - - - - -

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31,	December 31,
	2008	2007

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$34,387	$20,090
Short-term investments	8,901	16,900
Restricted cash	8,351	7,642
Available for sale marketable securities	8,430	29,730
Trade receivables (net of allowance for doubtful accounts of $23
and $0 at March 31,2008 and December 31, 2007, respectively)	749	1,043
Other receivables and prepaid expenses*	6,748	5,269
Inventories	2,196	1,732

Total current assets	69,762	82,406

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies	132,388	131,351
Investments in other companies and long-term receivables	86,369	73,718
Deferred taxes	1,591	2,204
Severance pay deposits	3,370	1,808

Total investments and long-term receivables	223,718	209,081

PROPERTY AND EQUIPMENT, NET	4,229	1,936

INTANGIBLE ASSETS
Goodwill	2,742	2,742
Other intangible assets	6,800	2,782

Total intangible assets	9,542	5,524

Total assets	$307,251	$298,947

*	Includes short-term receivables from related parties in the aggregate amount of $57 and $169 as of March 31, 2008 and December 31, 2007, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31,	December 31,
	2008	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans from banks and others	$850	$850
Current maturities of long-term loans from banks and others	7,036	2,475
Trade payables	4,371	3,236
Convertible Debentures	6,202	5,549
Option to Convertible Debentures	898	830
Other payables and accrued expenses	12,936	8,508

Total current liabilities	32,293	21,448

LONG-TERM LIABILITIES
Long-term loans from banks and others	2,279	2,244
Accrued severance pay and retirement obligations	4,312	2,451
Deferred taxes	216	373

Total long-term liabilities	6,807	5,068

MINORITY INTEREST	13,225	6,614

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.003 par value; Authorized - 35,000,000 shares as of March 31, 2008 and December 31, 2007; Issued and
outstanding: 29,650,017 shares as of March 31, 2008 and
December 31, 2007.	9,573	9,573
Additional paid-in capital	276,056	275,947
Accumulated other comprehensive income	4,812	3,689
Retained earnings	(35,515)	(23,392)

Total shareholders’ equity	254,926	265,817

Total liabilities and shareholders’ equity	$307,251	$298,947

May 18, 2008
Date of approval of the	Arie Mientkavich	Doron Birger	Rinat Remler
financial statements	Chairman of the Board	President & Chief	Vice President &
	of Directors	Executive Officer	Chief Financial
Officer

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months		Year ended
	ended March 31,		December 31,
	2008	2007	2007

INCOME
Net revenues	$1,032	$981	$4,371
Equity in losses of affiliated companies, net	(6,385)	(5,308)	(20,416)
Gain from disposal of businesses and affiliated companies and
changes in holdings in affiliated companies, net	101	11,714	14,854
Other income (expenses), net	724	473	(3,214)
Financial income (expenses), net	(311)	1,406	3,945

	(4,839)	9,266	(460)
COSTS AND EXPENSES
Cost of revenues	421	462	2,233
Research and development costs, net	5,938	2,375	13,284
Marketing and selling expenses, net	1,078	516	2,802
General and administrative expenses	4,659	3,454	13,716
Amortization of intangible assets	4,476	4	2,306

	16,572	6,811	34,341

Income (loss) before taxes on income	(21,411)	2,455	(34,801)
Taxes on income	(132)	(1,522)	(7,544)
Income (loss) after taxes on income	(21,543)	933	(42,345)
Minority interest in losses of subsidiaries	9,420	1,635	5,250

Net income (loss)	$(12,123)	$2,568	$(37,095)

Income (loss) per share:
Basic:
Net income (loss)	$(0.41)	$0.09	$(1.25)

Diluted:
Net income (loss)	$(0.41)	$0.09	$(1.27)

Weighted average number of ordinary shares used in computing
basic net income (loss) per share (thousands)	29,650	29,601	29,619

Weighted average number of ordinary shares used in computing
diluted net income (loss) per share (thousands)	29,650	29,696	29,619

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share and per share data

				Accumulated
				other		Total	Total
	Number of		Additional	comprehensive	Retained	Shareholders'	comprehensive
	shares	Share capital	paid-in capital	income	earnings	equity	income (loss)

Balance as of January 1, 2007	29,592,748	$9,573	$272,930	$1,298	$13,703	$297,504
Exercise of options	57,269	-	230			230
Stock - based compensation	-	-	304	-	-	304
Increase in investment due to issuance of shares by a development
stage subsidiary company	-	-	2,483	-	-	2,483
Other comprehensive loss, net of tax:
Unrealized gain on available for sale securities	-	-	-	1,658	-	1,658	1,658
Reclassification adjustment for loss realized included in net
income	-	-	-	(1,255)	-	(1,255)	(1,255)
Foreign currency translation adjustment included in net income
due to decrease in holdings in affiliated company				(407)	-	-	(407)
Foreign currency translation adjustments	-	-	-	2,395		2,395	2,395
Net loss	-	-	-	-	(37,095)	(37,095)	(37,095)

Balance as of December 31, 2007	29,650,017	$9,573	$275,947	$3,689	$(23,392)	265,817
Total comprehensive loss							$(34,704)

Stock - based compensation	-	-	109	-	-	109
Other comprehensive loss, net of tax:
Unrealized loss on available for sale securities	-	-	-	(1,029)	-	(1,029)	(1,029)
Reclassification adjustment for loss realized and other than
temporary impairment included in net loss	-	-	-	(4)	-	(4)	(4)
Foreign currency translation adjustments	-	-	-	2,156	-	2,156	2,156
Net loss	-	-	-	-	(12,123)	(12,123)	(12,123)

Balance as of March 31, 2008	29,650,017	$9,573	$276,056	$4,812	$(35,515)	$254,926
Total comprehensive income							$(11,000)

Balance as of January 1, 2007	29,592,748	$9,573	$272,930	$1,298	$13,703	$297,504
Exercise of options	8,027	-	40			40
Stock - based compensation	-	-	86	-	-	86
Other comprehensive loss, net of tax:
Unrealized gain on available for sale securities	-	-	-	1,204	-	1,204
Reclassification adjustment for loss realized and other than
temporary impairment included in net loss	-	-	-	(487)	-	(487)	(487)
Foreign currency translation adjustment included in net income
due to decrease in holdings in affiliated company				(265)		(265)	(265)
Foreign currency translation adjustments	-	-	-	497		497	497
Net income	-	-	-	-	2,568	2,568	2,568

Balance as of March 31, 2007	29,600,775	$9,573	$273,056	$2,247	$16,271	$301,147
Total comprehensive loss							$(2,313)

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months		Year ended
	ended March 31,		December 31,
	2008	2007	2007

Cash flows from operating activities
Net income (loss)	$(12,123)	$2,568	$(37,095)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in losses of affiliated companies, net	6,385	5,308	20,416
Minority interest in losses of subsidiaries	(9,420)	(1,635)	(5,250)
Loss (gain) from disposal of businesses and affiliated companies and changes in
holdings in affiliated companies, net	(101)	(11,712)	(14,854)
Loss (gain) from sale of investments in available - for - sale securities	65	(480)	(1,592)
Depreciation and amortization	4,643	247	751
Impairment of investments	160	-	9,205
Equity in losses (gains) of partnerships	699	120	826
Stock - based compensation and changes in liability in respect of call options	708	468	1,740
Increase in restricted cash	(709)	-	-
Deferred taxes, net	99	1,460	4,986
Convertible Debentures and option to convertible Debentures issuance costs recognized
included in net income	-	-	976
Gain from sale of real estate	-	-	(5,460)
Changes in operating assets and liabilities
Decrease (increase) in trade receivables	302	23	(401)
Decrease (increase) in other receivables and prepaid expenses	843	196	4,477
Decrease in trading securities, net	-	(1)	1
Decrease (increase) in inventories and contracts-in-progress	(87)	106	(117)
Increase (decrease) in trade payables	513	(834)	133
Increase (decrease) in other payables and accrued expenses	1,753	(6,681)	(5,764)
Other	1,088	190	124
Net cash used in operating activities	(5,182)	(10,657)	(26,898)
Cash flows from investing activities
Cash and cash equivalents resulting from newly consolidated subsidiaries(Schedule A)	(117)	-	-
Investment in affiliated companies	(2,288)	(5,999)	(34,422)
Proceeds from sale of affiliated companies shares	-	413	661
Investment in other companies	(16,224)	(140)	(14,793)
Proceeds from sale and maturity of available for sale securities	21,026	4,069	44,518
Investments in deposits	-	(6,256)	(31,203)
Investment in available for sale securities	-	(12,841)	(17,171)
Proceeds from deposits	8,003	8,550	34,720
Investment in restricted deposits	-	-	(7,642)
Purchase of property and equipment	(308)	(100)	(1,189)
Proceeds from sale of real estate and property and equipment	37	-	7,656
Net cash provided by investing activities	10,129	(12,304)	(18,905)
Cash flows from financing activities
Proceeds from options exercised	-	40	230
Repayment of long-term loans	(2)	(2)	(6)
Increase (decrease) in short-term bank loan, net	302	176	(417)
Proceeds from issuance of shares to minority of subsidiary, net	9,050	-	7,619
Proceeds from issuance of Convertible Debentures and Option to Convertible
Debentures	-	-	5,188
Receipt of short-term loans, convertible loans and long-term loans from minority
shareholders of a subsidiary	-	268	325
Net cash used in financing activities	9,350	482	12,939
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,297	(22,479)	(32,864)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	20,090	52,954	52,954

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$34,387	$30,475	$20,090

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months		Year ended
	ended March 31,		December 31,
	2008	2007	2007

Supplemental cash flow information:
Cash paid for:
Income taxes	$8	$7,642	$10,472

Interest	$9	$26	$119
Non cash transaction

Receivables in respect of issuance of shares by a subsidiary to the minority	$-	$-	$2,550
Proceeds from sale of an affiliate not yet received	$-	$413	$228

SCHEDULE A:
Change in cash and cash equivalents resulting from newly of
consolidated subsidiaries
Assets and liabilities at date of sale:
Working capital, net (except cash and cash equivalents)	$4,381	$-	$-
Property and equipment	(2,182)	-	-
Minority interest	4,740	-	-
Accrued severance pay, net	231	-	-
Intangible assets	(2,049)	-	-
Purchase price allocated to IPR&D	(4,476)	-	-
Investment in affiliated Companies	(762)	-	-
Net decrease in cash and cash equivalents	$(117)	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

The accompanying unaudited condensed interim consolidated financial statements have been prepared as of March 31, 2008, and for the three months then ended in accordance with accounting principles generally accepted in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 7 for the reconciliation from U.S. GAAP to International Financial Reporting Standards ("IFRS").

These financial statements should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2007 ("the Company annual financial statements") and accompanying notes.

The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the period presented.

Results for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements.

b.	The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

c.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. The adoption of SFAS 157 did not have material effect on the Company's financial statements.

d.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value which will be determined according to SFAS 157 mentioned above. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not have any effect on the Company's financial statements.

e.

In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 ("SAB 110"), which, effective January 1, 2008. SAB 110 amends and replaces Staff Accounting Bulletin No. 107 ("SAB 107"), Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share- Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the "simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The adoption of SAB 110 did not have any effect on the Company's financial statements.

f.

In December 2007, the FASB issued SFAS 141(R), "Business Combinations" ("SFAS 141(R)"). This Statement replaces SFAS 141, "Business Combinations", and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

SFAS 141(R) also amends SFAS No. 109, "Accounting for Income Taxes", to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things; provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.

SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141R is not expected to have any effect on accounting for current subsidiaries.

g.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 amends ARB 51, "Consolidated Financial Statements", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- MAJOR TRANSACTIONS

a.	Wavion

During March 2008, Elron together with another shareholder of Wavion, in accordance with the Series A Purchase Agreement signed in August 2007, invested the second installment of $3,200 of which Elron invested approximately $2,000. In addition, Elron together with such other shareholder purchased all the shares then held by a former stockholder in Wavion ("Purchased Shares"), of which Elron purchased 75% of the Purchased Shares. Following these transactions, Elron holds approximately 57% of the as converted outstanding share capital of Wavion.

Wavion is considered to be a variable interest entity. The Company is the primary beneficiary of Wavion and accordingly has consolidated Wavion commencing the end of the first quarter of 2008.

The excess of the Wavion's equity fair value over its reported equity amount, amounted to approximately $5,200 and was allocated based on preliminary purchase price allocation analysis mainly to intangible asset such as technology. Furthermore, according to SFAS 141,"Business Combinations", the excess of Elron's portion in the fair value of Wavion's equity over its reported amount of previously held interest (including the $2,000 invested during March 2008, mentioned above) in the amount of approximately $3,400 was adjusted as a decrease of the amount originally allocated to technology. The net amount allocated to the above technology is amortized on a straight-line basis over the technology expected useful life of 5 years.

b.	Impliant

In March, 2008, Elron granted a convertible loan in the amount $6,000 to Impliant Inc. ("Impliant") as part of an aggregate convertible loan of $10,000 in two installments. The first installment in the amount of $5,000 was granted immediately and the second installment in the amount of $5,000 will be granted upon completion of a certain milestone event by Impliant.

Impliant is considered to be a variable interest entity. The Company is the primary beneficiary of Impliant and accordingly has consolidated Impliant commencing the end of the first quarter of 2008.

The excess of the Impliant's equity fair value over its reported equity and convertible loan amounts, amounted to approximately $3,300 and was allocated to in process research and development. Products which did not receive marketing clearance by regulatory authorities as of the acquisition date were considered to be incomplete and accordingly the amount allocated to such products is considered to be IPR&D. Furthermore, according to SFAS 141, the excess of Elron's reported amount of previously held interest (including the $3,000 granted as a loan during March 2008, mentioned above) over its portion in the fair value of Impliant's equity and convertible loans in the amount of approximately $1,200 was also allocated to IPR&D.

The total amount allocated to IPR&D was charged immediately to the Company’s results of operations and was included as part of "amortization of intangible assets" in the statement of operations.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- MAJOR TRANSACTIONS (Cont.)

c.	Medingo

In November 2007 ("the closing date"), Medingo Ltd. ("Medingo"), then wholly owned by RDC, completed a financing round of approximately $29,000 in consideration for 74,966 series A preferred shares pursuant to which Elron undertook to invest $22,200 and was granted an option to invest an additional $1,900 and Radius Ventures, a U.S. venture capital fund ("Radius") and others, undertook to invest $5,100. The investment was in two installments the first, in the amount of $16,700 of which Elron invested $14,200 (including $4,200 conversion of convertible loans, previously granted to Medingo by Elron and $950 as a result of the exercise of the option granted to Elron) and Radius invested $2,500.

During February 2008, Elron, Rafael and RDC, executed an agreement according to which Rafael agreed to transfer $9,000 to RDC for the purpose of investing in Medingo, and Elron agreed to assign a portion of its investment in Medingo in the amount of $9,000 which it already invested as part of the first installment, as described above, to RDC such that $18,000 of the total investment in Medingo will be considered an investment by RDC.

During February 2008, RDC, Elron, Radius and others invested the second installment in the amount of $9,000, $1,000 and $2,550, respectively.

As a result of the above agreement Elron's and RDC's holdings in Medingo are 7% and 70%, respectively, on a fully diluted basis and on an as converted basis and 9% and 84%, respectively, on an outstanding basis and on an as converted basis.

d.	Pocared

In June, 2007, Elron completed an investment of approximately $5,350 in Pocared Diagnostics Ltd. ("Pocared"), in consideration for 2,294,536 preferred D shares. The aggregate financing round of $10,700 was led by Elron and SCP Vitalife Partners II, L.P.

The investment was in two installments: the first of $3,500 was invested immediately and an additional $1,900 was invested in January 2008.

In March, 2008, Elron granted a convertible loan to Pocared in the amount of approximately $5,000 out of an aggregate amount of $14,000. The balance of the loan was granted by existing shareholder and a new investor. The loan was advanced in two equal installments, the first installment was granted immediately and the second installment is due to be advanced during the second quarter of 2008. The loan is convertible into preferred stock of Pocared in accordance with the terms of the loan agreement.

Since the investment in Preferred D shares and in the convertible loan is not considered to be an investment that is in-substance-common stock, the investment in Pocared is accounted for under the cost method.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- MAJOR TRANSACTIONS (Cont.)

e.	Safend

In February 2008, Elron completed an investment of approximately $2,750 in Safend in consideration for 1,116, 978 Series C preferred shares. The above-mentioned investment was part of an aggregate private placement from a new investor and current shareholders in which it issued 3,655,565 Series C preferred shares in consideration for approximately $9,000. As a result of the aggregate investment, Elron's holds approximately 22% of Safend on a fully diluted and on an as converted basis.

Since the investment in Safend's preferred B and C shares are not considered to be an investment that is in in-substance-common stock, the investment in Safend is accounted for under the cost method.

f.	BrainsGate

In February 2008, Elron completed an investment of approximately $5,500 in BrainsGate in consideration for 1,036,330 Series C preferred shares, in two equal installments, the first of which has been advanced and the second of which will be advanced on August 1, 2008. The above-mentioned investment was part of an aggregate internal round in which it issued 2,333,503 Series C preferred shares in consideration for approximately $12,500. As a result of the aggregate investment, Elron holds approximately 24% of BrainsGate on a fully diluted and on an as converted basis.

Since the investment in BrainsGates's preferred C and B-1 shares are not considered to be an investment that is in in-substance- common stock, the investment in BrainsGate was accounted for under the cost method.

g.	RDC

In December 2007, Elron, DEP, RDC and Rafael signed an agreement (the "Addendum") which came into effect on January 1, 2008, and subsequently approved by the court, amending the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael and settling the above-mentioned claim filed by Rafael against RDC and DEP in September 2006. Pursuant to the Addendum, RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions. Elron has made a one time investment in RDC of $4,000 and has committed to make further investments of $750 in RDC for each company established by RDC based on Rafael's technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves many other issues which will facilitate cooperation between the parties. The excess of the $4,000 invested in RDC over the increase in Elron's portion of RDC's equity, in the amount of $1,900 was allocated to the agreement with Rafael as intangible asset with indefinite life which is not subject to amortization.

h.	Given Imaging- Tender offer

On May 16, 2008, subsequent to the balance sheet date, the Company announced that it is commencing a tender offer to purchase 1,462,640 ordinary shares of Given Imaging, representing 5% of the issued and outstanding Given imaging's shares, for $16.54 per share, net to the seller in cash, less any required withholding taxes and without interest in the aggregate amount of $24,200. The Company currently beneficially (including Given Imaging shares held by RDC) owns 8,002,180 Given Imaging shares, representing approximately 27.4% of the issued and outstanding Given Imaging shares.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- MAJOR TRANSACTIONS (Cont.)

h.	Given Imaging- Tender offer (Cont.)

Discount Investment Corporation Ltd. ("DIC"), a 48.6% shareholder of the Company holds 4,719,528 ordinary shares. The Company together with DIC and RDC hold approximately 43.5% of the issued and outstanding shares of Given Imaging. If the tender offer is successfully completed, the Company will beneficially own approximately 32.4% of the issued and outstanding Given Imaging shares, or when taken together with the issued and outstanding shares owned by the Company's affiliates, approximately 48.5% of the issued and outstanding Given Imaging shares.

NOTE 4:- FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157.

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on recurring basis as of March 31, 2008.

Assets and Liabilities measured at fair value on a recurring Basis as of March 31, 2008

	Quoted Prices in	Significant
	Active Markets	Other	Significant	Balance
	for	Observable	Unobservable	As of
	Identical Assets	Inputs	Inputs	March 31,
	(Level 1)	(Level 2)	(Level 3)	2008
Assets
Available for sale marketable
securities	$8,430	$-	$-	$8,430
Investments in other
companies and long-term
receivables	$1,704	$-	$-	$1,704

Liabilities
Convertible Debentures	$6,202	$-	$-	$6,202
Option to Convertible
Debentures	$898	$-	$-	$898

NOTE 5 :- CREDIT LINE

On May 15, 2008, subsequent to the balance sheet date, the Company signed an agreement with a bank in Israel to provide the Company with a $30,000 credit line to be utilized within a period of one year from the date of the agreement. Amounts utilized will be for a term of three years bearing interest at a rate of three months Libor +1.3%. As part of the agreement the Company is committed to certain covanents.

NOTE 6:- CONTINGENT LIABILITIES

There were no material changes in the status of the Company’s contingent liabilities as described in the Company's annual financial statements for the year ended December 31, 2007, the details of which are as follows:

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:- CONTINGENT LIABILITIES (Cont.)

1.

During September 1999, the Company received a copy of a claim and a request to approve such claim as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others, filed in the Tel Aviv-Jaffa Distric Court. The allegation raised by the plaintiff related to the decision regarding the sale of Elscint’s substantial assets. The class action claim is for an amount of approximately $158,000, alternatively $123,000. The claim alleges that the defendants, by their decisions regarding the sale of Elscint’s assets, caused damage to Elscint and its minority shareholders. The plaintiff seeks a court order requiring Elscint, or the other defendants, to purchase from each of the members of the represented class all shares held by them at a price of $27.46 per share. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal with respect to the purported class action described in paragraph 2 below. The arrangement provides that if the appeal as described in paragraph 2 below is accepted, then the proceedings to approve the lawsuit as a class action will proceed. Otherwise, the application to approve the claim as a class action suit will be dismissed. In light of the decision on the said appeal by the Supreme Court as described in paragraph 2 below, the Company has requested directions from the Court in regard to this action. On June 14, 2007, the plaintiff notified the defendants that it intends to ask the Court to renew proceedings in the case. A hearing has been set for July, 2008.

2.

On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999 against the Company and certain of its officers including former officers, filed in the Haifa District Court. The allegations raised in the claim relate, among others, to the period prior to the sale of the Company’s holdings in Elbit Medical Imaging ("EMI"), the parent company of Elscint and formerly an affiliated company. The plaintiffs sought a court order pursuant to which EMI would be compelled to execute an alleged buy-out of Elscint’s share at $14 per share or other remedies. On August 16, 2000, the Haifa District Court decided to strike out the application for approval of the claim as a class action. Some of the plaintiffs applied for and were granted permission to appeal to the Supreme Court in Israel against the District Court's decision. On December 14, 2006, the Supreme Court reversed that decision and execute referred the matter back to the Haifa District Court in order to decide whether the claim should be approved as a class action. On June 10, 2007, in accordance with the directions of the Haifa District Court issued on April 11, 2007, the plaintiffs submitted an updated statement of claim and application to approve the claim as a class action. Pursuant to the updated claim, the plaintiffs are no longer seeking an order compelling EMI to the alleged buy-out of Elscint’s share at $14 per share but instead are claiming compensation for damages sustained due to the alleged failure of EMI to execute the buy- out, as well as due to other allegations. The amended statement of claim does not specify the monetary amount claimed, however it does include various allegations relating to the manner of determining the damages claimed, which depends, amongst other things, upon verification of the specific circumstances with regard to each shareholder of Elscint separately and the substance of each damage claimed. On October 25, 2007, the defendants responded to the revised application to approve the claim as a class action and filed statements of defense to the updated statement of claim. The hearings regarding the application to recognize the claim as a class action have been completed and the parties are awaiting the decision of the court. In addition, in February 2001, the plaintiffs submitted a revised claim similar to the previous one but not as a class action.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:- CONTINGENT LIABILITIES (Cont.)

3.

During September 2006, two claims were filed by a certain individual in the Haifa District Court against the same defendants (including the Company and certain officers and former officers of the Company) of the action described in paragraph 2 above and based substantially on the same facts of such action. The claims are for an undisclosed amount and also include a request to approve the claims as class actions. The Court has determined that the defendants do not yet have to file statements of defense.

The Company denies all the allegations against it set forth as described in paragraphs 1, 2 and 3, and based on legal advice received, management is of the opinion that the Company has good defense arguments which more likely than not, will cause dismissal of the above claims against the Company.

NOTE 7:- RECONCILIATION TO IFRS

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" ("the Standard"). Pursuant to the Standard, companies that are subject to the provisions of the Securities Law, 1968, and that are required to report according to the regulations published thereunder, is required to prepare their financial statements in accordance with IFRS starting from the period commencing on January 1, 2008. Had the consolidated financial statements been prepared in accordance IFRS, the effects on the financial statements would have been as follows:

              a.     Effect on the statement of operations:

	Three months ended
	March 31, 2008
	As reported	Adjustments	As per IFRS

Net loss	$(12,123)	$(3,379)	$(15,502)*
Basic net loss per share	(0.41)	(0.11)	(0.52)
Diluted net loss per share	(0.41)	(0.12)	(0.53)

	Three months ended
	March 31, 2007
	As reported	Adjustments	As per IFRS

Net income	$2,568	$9,028	$11,596 *
Basic net income per share	0.09	0.30	0.39
Diluted net income per share	0.09	0.30	0.39

	Year ended
	December 31, 2007
	As reported	Adjustments	As per IFRS

Net loss	$(37,095)	$1,628	$(35,467)*
Basic net loss per share	(1.25)	0.05	(1.20)
Diluted net income loss per share	(1.27)	0.07	(1.20)

*	Represents net income attributed to parent owner interest (excluding net income attributed to minority interest)

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:- RECONCILIATION TO IFRS (Cont.)

              b.     Effect on the balance sheet:

	March 31, 2008
	As reported	Adjustments	As per IFRS

Total assets	$307,251	$(48,059)	$259,192

Total liabilities including minority
interest (under U.S GAAP only)	52,325	(5,461)	46,864

Total equity	254,926	(42,598)	212,328	**

**Under IFRS including minority interest in the amount of $10,138

	December 31, 2007
	As reported	Adjustments	As per IFRS

Total assets	$298,947	$(54,945)	$244,002

Total liabilities including minority
interest (under U.S GAAP only)	33,130	(1,784)	31,346

Total equity	265,817	(53,161)	212,656	**

**Under IFRS including minority interest in the amount of $3,043

c.	Material adjustments:

1.

Under U.S. GAAP the equity method of accounting is no longer being applied in investments that are not common stock or in-substance common stock, regardless of the Company's ability to significantly influence the investee's operational and financial policies. Under IFRS, if the investor is able to exercise significant influence over the investee's operational and financial policies, the equity method of accounting is applied.

2.

Under US GAAP, in consolidated subsidiaries, when complex ownership structure exists, such as that the minority investment is in the form of a preferred security or other senior security which entitles the holders to a preference in liquidation and dividends, losses cannot be allocated that would reduce the carrying amount of the minority investment to the lower of the amount invested or liquidation value. Under IFRS, losses can be allocated to the minority up to the carrying amount of the minority investment.

Furthermore, while under US GAAP the minority interest is presented as a liability, under IFRS, the minority interest in a subsidiary is considered as an ownership interest in the consolidated entity which is reported as equity in the consolidated financial statements.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:- RECONCILIATION TO IFRS (Cont.)

3.

According to IFRS 1, "First-Time Adoption of International Financial Reporting Standards" the Company elected not to apply IFRS 3 "Business Combinations", retrospectively to past business combinations (business combinations that occurred before the date of transition to IFRS- January 1st 2007). As a result, material differences between U.S. GAAP and Israeli GAAP detailed in Note 26 to the Company’s annual financial statements for 2007 (excluding C. 9) generated from past business combinations can be also addressed as differences between U.S. GAAP and IFRS.

4.

Under IFRS, provisions are recognized when the Company has a present obligation as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expenses relating to any provision is presented in the income statement. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risk specific in the liability. Under U.S. GAAP, provisions are recognized only when a resources embodying economic benefits was occurred. As a result of the different treatment for liabilities, as described above, several of the group companies recorded under IFRS an adjustment with respect to its contingent royalty obligation to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade.

5.

As described in note 3a, under U.S. GAAP, Wavion was consolidated according to the conditions of FIN46(R) and FAS 141. As a result the excess of Elron's portion in the fair value of Wavion's equity over its reported amount of previously held interest) in the amount of approximately $3,400 was adjusted to reduce the amount allocated to technology. Under IFRS, the above-mentioned difference was recorded to shareholders' equity as a capital surplus in the amount of approximately $3,000 and will be amortized over a period of 5 years against retained earnings. The difference between the amounts mentioned above resulted from the difference in the reported amount of previously held interest in Wavion under U.S. GAAP and IFRS prior to the initial consolidation.

6.

As described in note 3b, under U.S. GAAP, Impliant was consolidated according to the conditions of FIN46(R) and FAS 141. As a result the excess of Elron's reported amount of previously held interest over its portion in the fair value of Implaint's equity and convertible loans ) in the amount of approximately $1,200 was allocated to IPR&D and as a result, was charged immediately to the Company’s results of operations. Under IFRS, the excess of Elron's portion in the fair value of Impliant's equity and convertible loans over its reported amount of previously held interest in the amount of approximately $2,300 was recorded to shareholders' equity as a capital surplus. The difference between the amounts in which the investment in Impliant was presented prior to consolidation generated since it was accounted at cost under U.S. GAAP, while, accounted according to the equity method under IFRS.

Furthermore, under IFRS,, the additional IPR&D in the amount of $3,300 as described in note 3b was not charged to the Company’s results of operations.

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands
Details relating to major investments as of March 31, 2008:

		Carrying
		value of the	Market value of the publicly
		investment	traded
	% of	as of	investments as of
	ownership	March 31,	March 31,	May 15,
	interest (1)	2008(2)	2008	2008
Consolidated Companies:
Starling Advanced Communication Ltd.
(TASE:STLG ) (3) (4)	50%	(863)	7,398	7,132
SELA Ltd. (3)	46%	740	-	-
Medingo Ltd. (3)	51%	5,900	-	-
Sync RX (3)	39%	1,012	-	-
Paper lynx (3)	50%	172	-	-
Wavion, Inc.	66%	(243)	-	-
Impliant Inc.	46%	52	-	-

Affiliated Companies (equity):
Given Imaging Ltd. (Nasdaq: GIVN) (3)	23%	83,336	112,654	105,112
NetVision Ltd. (TASE: NTSN)	16%	32,742	50,544	57,875
ChipX, Inc.	29%	602	-	-
Ellara Ltd. (formerly AMT)	37%	1,521	-	-
Galil Medical Ltd. (3)	20%	774	-	-
3DV Systems Ltd. (3)	44%	(449)	-	-
Notal Vision, Inc.	22%	810	-	-
Aqwise Ltd.	34%	3,977	-	-
Radlive Ltd.	29%	2,885	-	-
Journeys Ltd. (5)	-	152	-	-
Kyma (5)	-	426	-	-

Affiliated for sale:
EVS (Nasdaq: EVSNF.OB)	10%	1,481	1,481	1,579
MWise Inc. (Nasdaq: MWIS.OB)	3%	223	223	178

Partnership:
Gemini Israel Fund L.P.	5%	16	-	-
InnoMed Ventures L.P.	14%	1,786	-	-

Cost:
Jordan Valley Ltd.	20%	7,112	-	-
Teledata Ltd.	21%	16,855	-	-
NuLens Ltd.	34%	8,546	-	-
BrainsGate Ltd.	26%	9,811	-	-
Enure Networks Ltd.	41%	4,938	-	-
Safend Ltd.	27%	6,450	-	-
Neurosonix Ltd.	16%	2,850	-	-
Atlantium Inc.	30%	12,158	-	-
BPT Ltd.	30%	2,725	-	-
Pocared Ltd.	23%	7,835	-	-
Plymedia(5)	-	1,546
MuseStorm Ltd.	24%	1,658	-	-

(1)	On the basis of the outstanding share capital.

(2)	Includes loans and convertible notes.

(3)	Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

(4)	Includes Convertible Debentures and Options to Convertible Debentures.

(5)	Investment by convertible loans

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